

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

George Arison
Chief Executive Officer
Grindr Inc.
PO Box 69176
750 N. San Vicente Blvd., Suite RE 1400
West Hollywood, California 90069

      Re: Grindr Inc.
          Registration Statement on Form S-3
          Filed December 22, 2023
          File No. 333-276210

Dear George Arison:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: John-Paul Motley